Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

NEWS RELEASE NOVEMBER 8, 2011
VERMILION ENERGY INC. ANNOUNCES $250 MILLION EQUITY OFFERING

CALGARY, ALBERTA - Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX-VET) today announced that it has entered into an agreement to sell, on a bought deal basis, to a syndicate of underwriters 5,105,000 common shares at $49.00 per common share to raise gross proceeds of $250 million (the “Offering”).  Vermilion has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 510,500 common shares. This option is exercisable in whole or in part, by the underwriters at any time up to 30 days after closing. The maximum gross proceeds raised under this offering will be approximately $275 million should this option be exercised in full.

The net proceeds of this Offering will be initially used to reduce outstanding indebtedness under the Company’s credit facilities and thereafter to partially fund the Company's development capital program, prospective acquisitions and for general purposes. The completion of the offering is subject to Vermilion receiving all necessary regulatory approvals.

BMO Capital Markets and CIBC, acting as joint bookrunners will lead a group of underwriters including Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., RBC Capital Markets, Macquarie Capital Markets Canada Ltd., FirstEnergy Capital Corp., Desjardins Securities Inc., Peters & Co. Limited and Raymond James Ltd. in connection with this Offering.  Closing of this Offering is expected to occur on or about November 28, 2011.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia.  Vermilion is targeting growth in production through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland.  This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of Vermilion Energy Inc. hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion Energy Inc. trades on the Toronto Stock Exchange under the symbol "VET" and over-the-counter in the United States under the symbol "VEMTF".

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws including with respect to the timing and completion of the offering and the use of proceeds therefrom. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. Although Vermilion believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Vermilion can give no assurance that they will prove to be correct. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic, business and market conditions, industry conditions, stock market and commodity price volatility and difficulty in obtaining required regulatory approvals. Except as required by applicable securities law, Vermilion undertakes no obligation to publicly update or revise any forward-looking statements or forward-looking information.

For further information please contact:

Dean Morrison, CFA - Director, Investor Relations

Suite 3500, 520 – 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com